May 23, 2018

Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Keith Gregory

         Lauren Hamilton

Re:	Nuveen Investment Trust II (the “Registrant”)
Registration Statement on Form N-14
File No. 333-224331

Ladies and Gentlemen:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on May 9, 2018 with respect to the Registrant’s Registration Statement on Form N-14 filed on April 18, 2018 (the “Registration Statement”) relating to the issuance of Class A, Class C, Class R6 and Class I shares in connection with the proposed reorganization of Nuveen Symphony Low Volatility Equity Fund (the “Target Fund”) into Nuveen Santa Barbara Dividend Growth Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and together as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Legal Comments

Comment (1)        Please revise the disclosure in the Registration Statement to address the comments received from the Commission staff with respect to the two Form N-14 registration statements recently filed by Nuveen Investment Trust (File Nos. 333-223844 and 333-223846).

Response:            To the extent that the previous comments apply, the Registrant has incorporated corresponding changes from the previous filings.

Comment (2)        The response to the Q&A “Why is the Reorganization being proposed?” states that the proposed Reorganization would allow Target Fund shareholders to continue their investment “in an equity fund with a similar performance and risk profile as the Target Fund.” Consider whether it would be more appropriate to state that the Funds historically have had similar performance and risk profiles, as noted in the letter of transmittal that accompanied the Registration Statement.

Response:            The Registrant has revised the disclosure.

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May 23, 2018

Comment (3)          The response to the Q&A “Why is the Reorganization being proposed?” states that the Reorganization “is expected to result in a decrease in total annual fund operating expenses for shareholders of the Target Fund following the Reorganization.” Please clarify whether this expected decrease in total annual fund operating expenses is before or after any applicable fee waivers or expense reimbursements and whether the decrease in total annual fund operating expenses applies to each class of Target Fund shareholders. In addition, please describe the expense cap of the Acquiring Fund that will apply following the Reorganization, including that the cap cannot be removed without shareholder approval and its effect, if any, on net operating expenses. If the Acquiring Fund following the Reorganization is expected to operate below any applicable expense caps, please add disclosure to that effect in the Joint Proxy Statement/Prospectus.

Response:              The Registrant has clarified the expense impact for each share class, before and after waivers, of the Target Fund. Because the Acquiring Fund is operating below its expense cap and the cap is not expected to impact expenses following the Reorganization, the Registrant does not believe a discussion of the Acquiring Fund’s expense cap is warranted in the Q&A. A discussion of the Acquiring Fund’s expense cap, which appears in the footnotes to the fee table, has been revised to clarify the meaning of the term “permanent expense cap.”

Comment (4)          In the response to the Q&A “Are the Funds managed by the same sub-adviser?,” please consider adding “No.” as a first sentence.

Response:             The Registrant has revised the disclosure.

Comment (5)        The response to the Q&A “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?” states that an investment in the Acquiring Fund is subject to certain additional principal risks that do not apply to an investment in the Target Fund. Please revise the disclosure to identify all principal risks applicable to an investment in the Acquiring Fund to which an investment in the Target Fund is not subject. Please consider whether it would be appropriate to state that an investment in the Acquiring Fund is subject to certain additional, different principal risks because an investment in the Target Fund is not subject to certain identified principal risks that apply to the Acquiring Fund. In the alternative, please revise the disclosure to conform to the corresponding section in the registration statement filed by Nuveen Investment Trust with respect to its series Nuveen Large Cap Growth Fund (File No. 333-223846).

Response:            The Registrant has revised the discussion of the differences in principal risks in a manner that fits the subject Funds. The Registrant notes that both Funds have historically invested in dividend-paying securities and preferred securities and that an investment in both Funds would be subject to dividend-paying security risk and preferred security risk. However, although dividend-paying securities and preferred securities are part of the Acquiring Fund’s principal investment strategies, they are not included in the Target Fund’s principal investment strategies; accordingly, dividend-paying security risk and preferred security risk are identified as principal risks in the Acquiring Fund’s prospectus but not in the Target Fund’s prospectus. The Registrant has added disclosure to this effect in the table under the caption “Reorganization of the Target Fund into the Acquiring Fund—Risk Factors” but believes it would be confusing to

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investors to suggest in the Q&A that an investment in the Target Fund was not subject to risks relating to dividend-paying securities or preferred securities.

Comment (6)          Please revise the Q&A “Will the Reorganization create a taxable event for me?” to respond to the comments of the Commission staff on the corresponding Q&A in the two Form N-14 registration statements recently filed by Nuveen Investment Trust (File Nos. 333-223844 and 333-223846), as applicable.

Response:              To the extent that prior comments are applicable, the Registrant has revised the disclosure.

Comment (7)          Please revise the third paragraph under the caption “Reorganization of the Target Fund into the Acquiring Fund—Risk Factors” to refer to the “principal” investment risks of the Funds.

Response:              The Registrant has revised the disclosure.

Comment (8)          Please revise the disclosure under the caption “Reorganization of the Target Fund into the Acquiring Fund—Risk Factors” to identify growth stock risk as a principal risk applicable to an investment in the Acquiring Fund, consistent with the current prospectus of the Fund.

Response:              The principal risks factors of the Acquiring Fund are consistent with those set forth in its current prospectus, as supplemented April 16, 2018.

Comment (9)          Please explain supplementally why the tables under “Reorganization of the Target Fund into the Acquiring Fund—Further Comparison of the Funds—Fees and Expenses” assume the Reorganization occurred as of January 31, 2018 but the tables under “Reorganization of the Target Fund into the Acquiring Fund—Further Comparison of the Funds—Examples” assume the Reorganization is effective as of September 1, 2018.

Response:              The fee and expenses examples are intended to show the expenses that a shareholder would bear following the Reorganization. The examples are based on the fee and expense amounts shown in the fee table; however, those amounts are applied as of the first day of the month following the anticipated closing date of the Reorganization for the purpose of reflecting the remaining term of any expense caps.

Comment (10)        With respect to the supplemental performance chart at page 14 of the Proxy Statement/Prospectus, please explain why the presentation is appropriate and not misleading, including addressing whether (i) average investors may not understand the charts because they are based upon complex measures not explained in any accompanying disclosure (e.g., standard deviation); and (ii) the rolling performance periods presented in the charts smooth out differences in the performances of the Funds as reflected in the bar charts. In addition, please reconcile disclosure above the charts, which indicates that the Funds have similar performance, with disclosure summarizing the factors considered by the Board, which indicates that the Target Fund outperformed the Acquiring Fund over the 1-, 3- and 5- year periods.

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May 23, 2018

Response:               The Registrant believes that the charts are helpful in assisting investors in understanding the similarities and differences between the risk-return profiles of the Funds. The charts are presented as additional information to be read in conjunction with the standardized performance information. The Registrant notes that the disclosure above the charts indicates that the Funds’ historical risk-return profiles (emphasis added) are similar, not that the Funds have had similar historical performance. Accordingly, the Registrant does not believe this statement is inconsistent with the discussion of performance in the Board considerations, which is based on standardized total returns. The Registrant has enhanced the presentation as follows to ensure it is not confusing to investors:

•	The Registrant has added an explanation of the phrase “risk-return profile”;

•	The Registrant has added an explanation of the term “standard deviation” in plain English;

•	The Registrant has added an explanation of the impact of the rolling performance periods;

•

The Registrant has revised the disclosure above the charts to state that the Funds historically have had similar risk-return profiles and has explained the term “risk-return profile” (emphasis added); and

•	The Registrant has added disclosure to the effect that past performance is no guarantee of future performance.

Comment (11)        Please revise the disclosure under “Reorganization of the Target Fund into the Acquiring Fund—Approval of the Proposed Reorganization by the Board of Trustees—Compatibility of Investment Objectives, Principal Investment Strategies and Related Risks” to disclose (a) whether the Board considered the other different principal risks applicable to an investment in the Acquiring Fund to which an investment in the Target Fund is not subject and (b) whether the Board considered that the Target Fund, as part of its investment objective, seeks lower absolute volatility than the broad equity market, which is not part of the Acquiring Fund’s investment objective.

Response:               The Registrant has revised the disclosure to clarify that the Board considered the different principal risks applicable to an investment in the Acquiring Fund that were not applicable to an investment in the Target Fund. In considering the Funds’ risks and strategies, the Board noted that the Target Fund’s investment objective included a low absolute volatility component, but the Acquiring Fund’s utilization of dividend-paying common stocks also helps to reduce volatility, and the disclosure was modified to reflect the foregoing.

Comment (12)        Please represent supplementally that the Registrant will file the final, executed tax opinion letter relating to the Reorganization as an exhibit to a post-effective amendment to the Registration Statement within a reasonable time after the closing of the Reorganization.

Response:               The Registrant represents that it will file the final, executed tax opinion letter as an exhibit to a post-effective amendment to the Registration Statement within a reasonable

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time after the closing of the Reorganization and notes the undertaking to that effect set forth in Part C of the Registration Statement.

Comment (13)        Please either revise the disclosure under “Voting Information and Requirements—Shareholder Approval of the Reorganization” to describe applicable voting requirements under the 1940 Act or explain supplementally why such disclosure is not necessary.

Response:                  Under the Registrant’s Declaration of Trust, the Reorganization must be approved by a majority (i.e., more than 50%) of the Target Fund’s outstanding shares, which is a more demanding voting standard than that required by the 1940 Act. The Registrant believes that adding the 1940 Act voting standard to the disclosure is unnecessary because if the vote required under the Registrant’s Declaration of Trust is received, the 1940 Act voting standard will necessarily be met as well.

Accounting Comments

Comment (14)            Please revise the response to the Q&A “Will Target Fund shareholders incur sales loads or contingent deferred sales charges on Acquiring Fund shares received in the Reorganization?” to indicate whether shareholders will pay sales loads on future purchases of Acquiring Fund Class A shares.

Response:                  The Registrant has revised the disclosure.

Comment (15)          Please revise the response to the Q&A “Who will bear the costs of the Reorganization?” to indicate whether Nuveen will absorb the costs of the Reorganization if the Reorganization is not completed. If so, please also add disclosure to that effect to the pro forma financial statements.

Response:                  The Registrant has revised the disclosure.

Comment (16)            In the column headings to the Shareholder Fees Table, the Annual Fund Operating Expenses Table, the Capitalization Table and the various schedules and tables in the pro forma financial statements, please consider using the Funds’ full names rather than the short-form names “Acquiring Fund” and “Target Fund.

Response:                  The Registrant has revised the disclosure.

Comment (17)            Please confirm supplementally that the fees set forth in the Shareholder Fees Table and the Annual Fund Operating Expenses Table present current fees in accordance with Item 3 of Form N-14.

Response:                  The Registrant confirms that the fee table reflects fee rates currently in effect.

Comment (18)            Please revise the disclosure and confirm supplementally that any previously waived Target Fund expenses that are currently subject to recoupment by the Adviser will no longer be subject to recoupment from the Acquiring Fund following the Reorganization.

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Response:              The Registrant confirms that the expense limitation agreement of the Target Fund does not permit recoupment by the Adviser.

Comment (19)        Please revise the disclosure (e.g., under “Reorganization of the Target Fund into the Acquiring Fund—Approval of the Proposed Reorganization by the Board of Trustees—Potential Benefits to the Adviser and Its Affiliates”) to indicate that the benefits to the Adviser from the Reorganization include that the Adviser will no longer waive a portion of the Target Fund’s expenses.

Response:              The Registrant has revised the disclosure.

Comment (20)        In footnote no. 2 to the Capitalization Table, please add disclosure after the statement that Nuveen will absorb all costs of the Reorganization to the effect that, as a result, costs of the Reorganization are not reflected as an adjustment in the table.

Response:              The Registrant has revised the disclosure.

Comment (21)        Please revise the response to the Q&A “Will the portfolio of the Target Fund be repositioned prior to the Reorganization?” to include the percentage of the Target Fund’s investment portfolio as of February 28, 2018 that must be disposed of in order to comply with the Acquiring Fund’s investment policies and restrictions.

Response:               The Registrant notes that the Q&A already discloses the total amount of expected Target Fund portfolio sales, as a percentage of the Target Fund’s investment portfolio and as an aggregate dollar amount, along with the expected brokerage commissions to be incurred with respect thereto, as an aggregate dollar amount and as a percentage of the Target Fund’s net assets. The Registrant believes that adding disclosure of the portion of these expected portfolio sales represented by securities the Target Fund must dispose of in order to comply with the investment policies and restrictions of the Acquiring Fund is not material and may be confusing to shareholders in connection with a consideration of the Reorganization proposal. Accordingly, the Registrant respectfully declines to add the additional disclosure. The Registrant also notes that Note 1 to the pro forma financial statements indicates the percentage of the Target Fund’s investment portfolio as of January 31, 2018 that must be disposed of in order to comply with the Acquiring Fund’s investment policies and restrictions.

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Please direct your questions regarding this filing to the undersigned at (312) 609-7697 or to Deborah Bielicke Eades at (312)609-7661.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt